UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)


                        FORUM RETIREMENT PARTNERS, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     PARTNERSHIP PREFERRED DEPOSITARY UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   349 851 105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                David L. Buckley
                               10400 Fernwood Road
                               Bethesda, MD 20817
                                 (301) 380-9000
--------------------------------------------------------------------------------
             (Name, Address, Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  July 15, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 9 Pages

-----------------------------------          -----------------------------------
CUSIP No. 349 851 105                                          Page 2 of 9 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Forum Group, Inc.
    EIN: 61-0703072
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
    Not applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Indiana
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    14,151,169 /1
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    14,151,169
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    14,151,169
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    92.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
================================================================================


--------
1/  Includes Units held by Forum A/H, Inc. and Forum Retirement, Inc.

-----------------------------------          -----------------------------------
CUSIP No. 349 851 105                                          Page 3 of 9 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Forum A/H, Inc.
    EIN: 35-1900163
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
    Not applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    12,035,312
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    12,035,312
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    12,035,312
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    78.7%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
================================================================================

-----------------------------------          -----------------------------------
CUSIP No. 349 851 105                                          Page 4 of 9 Pages
-----------------------------------          -----------------------------------


================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Forum Retirement, Inc.
    EIN: 35-1658784
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    2,115,857
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    2,115,857
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    2,115,857
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.8%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    CO
================================================================================

-----------------------------------          -----------------------------------
CUSIP No. 349 851 105                                          Page 5 of 9 Pages
-----------------------------------          -----------------------------------


                        Amendment No. 13 to Schedule 13D

         This amendment No. 13 amends and supplements the Statement on Schedule 13D originally filed by Forum Group, Inc. ("FGI") on August 24, 1993 (as heretofore amended and supplemented, the "Schedule 13D"). Capitalized terms used herein without definition have the meanings set forth in the Schedule 13D. This Amendment No. 13 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

Item 2. Identity and Background.

         Item 2 of the Schedule 13D is revised and amended and is restated as set forth below:

                 (a)-(c), (f). As previously reported, on June 21, 1997, the outstanding stock of FGI was acquired by HMC Senior Communities, Inc. ("HMCS"), a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"), from Marriott Senior Living Services, Inc., a subsidiary of Marriott International, Inc. As a result, FGI is a wholly-owned, indirect subsidiary of Host Marriott. FGI, in turn, owns all of the outstanding stock of Forum Retirement, Inc. ("FRI"), the general partner of Forum Retirement Partners, L.P. (the "Partnership"). FGI, Forum A/H, Inc. (a wholly-owned subsidiary of FGI) and FRI are referred to herein as the "Reporting Persons". Certain information regarding the directors and executive officers of the Reporting Persons, HMCS and Host Marriott is set forth on Appendices A, B, C, D, and E attached hereto.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is revised and amended and is restated as set forth below:

                 As previously reported, FRI acquired 1,000,894 Units for an aggregate price of approximately $4,504,023 in connection with the settlement of litigation ("Settlement") initiated by The Russell F. Knapp Revocable Trust. The funds necessary for FRI to consummate this purchase were obtained from the existing working capital of Host Marriott.

                  On May 22, 1998, FRI acquired an additional 1,114,963 Units for an aggregate price of approximately $5,017,334 pursuant to the terms of the Settlement. The funds necessary for FRI to consummate this purchase were obtained from the existing working capital of Host Marriott.

Item 4. Purpose of Transaction.

         Item 4 of the Schedule 13D is revised and amended as set forth below:

         On June 18, 1998, Host Marriott advised the Board of Directors of FRI that it intended to explore alternatives through which the Reporting Persons could acquire the remaining 1,134,079 Units not currently owned by the Reporting Persons. At that time, Host Marriott did not make any specific proposal or discuss the possible terms of such a transaction.

         At the meeting, the Board of Directors of FRI established an advisory committee of independent directors ("Advisory Committee") to (i) review and evaluate the terms of any proposed transaction, (ii) if deemed appropriate by the Advisory Committee, negotiate the terms of any proposed transaction and take such actions on behalf of FRP and its affiliated operating partnerships as deemed necessary or desirable, and (iii) report to the entire Board of Directors the results of the Advisory Committee's actions and conclusion, including its recommendation as to the fairness of the terms, from a financial point of view, of any proposed transaction. The Board of Directors also authorized the Advisory Committee to engage independent financial and legal advisors to assist it in evaluating and considering any proposal ultimately presented.

-----------------------------------          -----------------------------------
CUSIP No. 349 851 105                                          Page 6 of 9 Pages
-----------------------------------          -----------------------------------

         On July 15, 1998, Host Marriott presented the Advisory Committee with a proposal ("Proposed Transaction") pursuant to which Host Marriott, through an affiliate, would acquire the remaining Units. The Proposed Transaction would be structured as a merger between FRP and a newly formed, wholly-owned limited partnership subsidiary of Host Marriott, whereby persons, other than Host Marriott, would receive $4.50 in cash per Unit. In addition to customary conditions, the closing of the Proposed Transaction is subject to approval by the Advisory Committee and the Board of Directors, receipt of a fairness opinion from the financial advisor to the Advisory Committee, and approval by holders of a majority of Units.

         The letter to the members of the Advisory Committee outlining the Proposed Transaction is filed as an Exhibit to this Schedule 13D and incorporated by reference herein.

         The Proposed Transaction would, if and when approved and consummated, result in the Units' ceasing to be authorized for trading on the American Stock Exchange and becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Exchange Act").

         Except as set forth herein or in connection with the Proposed Transaction (if approved and consummated), the Reporting Persons have no present plans or proposals that relate to or would result in: (i) the acquisition of additional Units or the disposition of Units; (ii) an extraordinary Partnership transaction, such as a merger, reorganization or liquidation of the Partnership;
(iii) a sale or transfer of a material amount of assets of the Partnership; (iv) any change in the present board of directors or management of FRI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the Partnership's business or structure; (vii) any changes in the Partnership's governing instruments or other actions which may impede the acquisition of control of the Partnership by any person; (viii) causing a class of securities of the Partnership to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of the Partnership to become eligible fore termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (ix) any action similar to any of those enumerated above.

-----------------------------------          -----------------------------------
CUSIP No. 349 851 105                                          Page 8 of 9 Pages
-----------------------------------          -----------------------------------

Item 5. Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is revised and amended and is restated as set forth below:

                 (a)-(b) The aggregate number and percentage of outstanding Units beneficially owned are set forth below. Except as otherwise indicated, each entity has the sole power to vote and to dispose of the Units listed opposite its name.

                                    Number of Units      Percent of Outstanding
Name of Beneficial Owner           Beneficially Owned          Units Owned
------------------------           ------------------    ----------------------

Forum Group, Inc.                      14,151,169*                 92.6%
Forum A/H, Inc.                        12,035,312                  78.7%
Forum Retirement, Inc.                  2,115,857                  13.8%

------------------
* Includes 12,035,312 Units and 2,115,857 Units held by Forum A/H, Inc. and FRI, respectively.

                  (c) As reported in Item 3 above, FGI, through FRI, purchased 1,000,894 Units and 1,114,963 Units as of March 25, 1998 and May 22, 1998,
respectively, at a purchase price of $4.50 per Unit in connection with the Settlement. In connection with the Settlement, Host Marriott also agreed to pay as much as $1.25 per Unit to holders of Units who accepted the Settlement, under certain circumstances, in the event that Host Marriott within three years following the date of the Settlement initiates a tender offer for Units. The District Court for the Southern District of Indiana entered an order approving the Settlement on February 5, 1998.

                  (d) Not Applicable.

                  (e) Not Applicable.



Item 7. Material To Be Filed as Exhibits.

         (a) Letter dated July 15, 1998 from Host Marriott to members of the Advisory Committee.

-----------------------------------          -----------------------------------
CUSIP No. 349 851 105                                          Page 9 of 9 Pages
-----------------------------------          -----------------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certificates that the information set forth in this statement is true, complete and correct.


Dated.  July 17, 1998


Forum Group, Inc.                         Forum A/H, Inc.

By: /s/ Christopher G Townsend            By: /s/ Christopher G Townsend
    ----------------------------------        ----------------------------------
    Christopher G. Townsend, Secretary        Christopher G. Townsend, Secretary





Forum Retirement, Inc.

By: /s/ Christopher G Townsend
    ----------------------------------
    Christopher G. Townsend, Secretary

                                   APPENDIX A

                                FORUM GROUP, INC.


Bruce D. Wardinski
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Director and Treasurer

Christopher G. Townsend
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Director and Secretary

Robert E. Parsons, Jr.
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Director and President

                                   APPENDIX B

                                 FORUM A/H, INC.


Bruce D. Wardinski
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Treasurer

Christopher G. Townsend
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Director and Secretary

Robert E. Parsons, Jr.
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Director and President

Elizabeth R. Lieberman
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Director

                                   APPENDIX C

                             FORUM RETIREMENT, INC.


Bruce D. Wardinski
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Treasurer

Christopher G. Townsend
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Secretary

Robert E. Parsons, Jr.
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Director and President

James Leslie
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Director

John Sexton
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Director

                                APPENDIX D

                          HMC SENIOR COMMUNITIES, INC.


Bruce D. Wardinski
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Treasurer

Christopher G. Townsend
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Director and Secretary

Robert E. Parsons, Jr.
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
Director and President

                                   APPENDIX E

                                  HOST MARRIOTT


Richard E. Marriott                                  Robert E. Parsons, Jr.
Host Marriott Corporation                            Host Marriott Corporation
10400 Fernwood Road                                  10400 Fernwood Road
Bethesda, Maryland  20817                            Bethesda, Maryland  20817
Citizenship:  U.S.A.                                 Citizenship:  U.S.A.
Chairman of the Board and Director                   Chief Financial Officer and
                                                     Executive Vice President

Christopher J. Nassetta                              Ann D. McLaughlin
Host Marriott Corporation                            Host Marriott Corporation
10400 Fernwood Road                                  10400 Fernwood Road
Bethesda, Maryland  20817                            Bethesda, Maryland  20817
Citizenship:  U.S.A.                                 Citizenship:  U.S.A.
Chief Operating Officer and                          Director
Executive Vice President

Harry L. Vincent, Jr.                                J.W. Marriott, Jr.
Host Marriott Corporation                            Host Marriott Corporation
10400 Fernwood Road                                  10400 Fernwood Road
Bethesda, Maryland  20817                            Bethesda, Maryland  20817
Citizenship:  U.S.A.                                 Citizenship:  U.S.A.
Director                                             Director

John G. Schreiber                                    R. Theodore Ammon
Host Marriott Corporation                            Host Marriott Corporation
10400 Fernwood Road                                  10400 Fernwood Road
Bethesda, Maryland  20817                            Bethesda, Maryland  20817
Citizenship:  U.S.A.                                 Citizenship:  U.S.A.
Director                                             Director

Robert M. Baylis                                     Terence C. Golden
Host Marriott Corporation                            Host Marriott Corporation
10400 Fernwood Road                                  10400 Fernwood Road
Bethesda, Maryland  20817                            Bethesda, Maryland  20817
Citizenship:  U.S.A.                                 Citizenship:  U.S.A.
Director                                             Director, President and CEO

Christopher G. Townsend
Host Marriott Corporation
10400 Fernwood Road
Bethesda, Maryland  20817
Citizenship:  U.S.A.
General Counsel and Secretary

                                    EXHIBIT A


                                  HOST MARRIOTT
                              C O R P O R A T I O N


                                  July 15, 1998



Board of Directors of Forum Retirement, Inc.
10400 Fernwood Road
Bethesda, Maryland 20817

             Re:      Proposed Merger

Gentlemen:

         This letter is submitted to the Board of Directors of Forum Retirement, Inc., a Delaware corporation ("FRI"), general partner of Forum Retirement Partners, L.P., a Delaware limited partnership ("FRP").

         As you know, FRI is an indirect wholly-owned subsidiary of Host Marriott Corporation ("Host"). Currently 15,282,040 units of limited partnership of FRP ("Units") are outstanding, of which 2,115,857, or 13.8%, are owned by FRI, and 12,035,312, or 78.7%, are owned by Forum A/H, Inc. ("FAH"), an indirect wholly-owned subsidiary of Host. The remaining 1,130,871, or 7.4% of the Units (the "Remaining Units") are held by persons other than Host and its affiliates and are traded on the American Stock Exchange.

         Host is pleased to make a proposal, outlined in Exhibit 1 to this letter (the "Proposed Transaction"), that would result in the acquisition for cash of all of the Remaining Units. Upon consummation of the Proposed Transaction, Host, through its affiliates, would own 100% of the Units.

         It is currently contemplated that the Proposed Transaction would be structured as a merger between FRP and a newly formed indirect wholly-owned limited partnership subsidiary of Host. We believe that such a transaction would provide the holders of the Remaining Units with the opportunity to realize a fair cash value for their Units. The proposed price of $4.50 per Remaining Unit is equal to the price per Unit paid in connection with the recent settlement of litigation initiated by The Russell F. Knapp Revocable Trust.

         The Proposed Transaction will be conditioned on, among other things, approval by the Board of Directors of FRI, approval by an Advisory Committee of the Board of Directors that will consider the Proposed Transaction from the point of view of the holders of the Remaining Units, and issuance of a fairness opinion with respect to the Proposed Transaction by the financial advisors of the Advisory Committee.

         We expect that you will take some time to deliberate with respect to the Proposed Transaction. We are hopeful that, after you have had ample time to review the terms of the Proposed Transaction, you will recommend that FRI proceed with the Proposed Transaction. We, of course, reserve the right to amend or withdraw this proposal at any time in our sole discretion.



                                             Sincerely,



                                             /s/ Steven J. Fairbanks
                                             -----------------------
                                             Steven J. Fairbanks



cc: Chris Nassetta
    Bruce Wardinski
    Jim Francis

                                    EXHIBIT 1

                          Terms of Proposed Transaction

         1.  Transactions

         (a) Host, or a direct or indirect wholly-owned subsidiary of Host, will form a new limited partnership ("Newco") for the purpose of engaging in a merger transaction with FRP. All of the general and limited partnership interests of Newco would be indirectly owned by Host.

         (b) Newco would be merged with and into FRP, with FRP as the surviving entity.

         (c) Each issued and outstanding Remaining Unit would be cancelled, extinguished and retired, and would be converted into the right to receive [$4.50] in cash.

         (d) Each Unit, other than the Remaining Units, would remain a unit of limited partner interest in FRP.

         (e) Each outstanding partnership interest of Newco, general or limited, would be cancelled, extinguished and retired, and no payment would be made therefor.

         (f) Newco would cease to exist.

         (g) The Company would continue to own its general partner interest in FRP, and would continue to be the sole general partner of FRP.

         2.  Conditions to Closing

         (a) Execution of a definitive Merger Agreement containing representations, covenants, conditions and other terms customary for transactions of this type;

         (b) Approval of the transaction by the Advisory Committee of the Board of Directors of the Company;

         (c) Approval of the transaction by the Board of Directors of the Company;

         (d) Approval of the transaction by a majority of the holders of the Units;

         (e) Receipt of a fairness opinion from the financial advisor to the Advisory Committee (i) at the time of the Advisory Committee's recommendation to the Board of Directors of the Company and (ii) as of the date of the mailing of proxy statements stating that the proposed transaction is fair, from a financial point of view, to the holders of the Remaining Units;

         (f) Expiration of Hart-Scott-Rodino waiting period;

         (g) Receipt of all required third-party and governmental consents.

         3.  Termination Rights.

         Host Marriott Corporation reserves the right to terminate the transaction at any time prior to closing.

         4.  Access to Information.

         The Board of Directors will make available to the Advisory Board and its advisors financial, business and other information concerning the operations of FRP as they may reasonably request.